Exhibit 99.2

UNAUDITED PRO FORMA INTERIM CONDENSED FINANCIAL INFORMATION

INTRODUCTION

On August 16, 2026, IM Cannabis Corp., a corporation existing under the Business Corporations Act (British Columbia), as vendor (“IMC”, the “Company”, or the “Vendor”), entered into a Share Purchase Agreement with Slil.com Holding Ltd., a company incorporated under the laws of the State of Israel, as purchaser (“Slil”, or the “Purchaser”), and I.M.C. Holdings Ltd., a company incorporated under the laws of the State of Israel, as the corporation (“IMC Holdings”), pursuant to which IMC agreed to sell to Purchaser all of the issued and outstanding shares of IMC Holdings, representing 100% of the equity interests of IMC Holdings on a fully diluted basis (the “Disposition”). Prior to and as a condition precedent to closing, IMC Holdings is required to complete a pre-closing reorganization (together with the Disposition, the “Transactions”), following which the only material assets of IMC Holdings will be its direct or indirect equity interests in Adjupharm GmbH, Xinteza API Ltd. and Shiran Societe Anonyme, and the Israeli operations (consisting of I.M.C. Pharma Ltd., Rivoli Trade & Marketing Ltd., R.A. Yarok Pharm Ltd., Rosen High Way Ltd. and Focus Medical Herbs Ltd.) will be transferred to IMC or a designated wholly-owned subsidiary of IMC. The purchase consideration also includes C$3,000,000 advance payment made by Purchaser, and the Purchaser’s assumption of certain retained liabilities, as further described in the Share Purchase Agreement. Slil is controlled by Mr. Oren Shuster, the largest shareholder of IMC.

 The following unaudited pro forma interim condensed statement of financial position has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, to illustrate the effects of the Transactions on the historical consolidated financial statement of IMC. The unaudited pro forma interim condensed statement of financial position is based on the individual historical balance sheets of IMC and IMC Holdings, prepared in accordance with International Financial Reporting Standards (“IFRS”) as of June 30, 2026, the applicable balance sheet date, and has been prepared to reflect the effect of the Transactions as if they had occurred on that date.

The unaudited pro forma interim condensed statements of comprehensive loss for the applicable periods give effect to the Transactions as if they had been completed at the beginning of the relevant period. The historical condensed combined financial information has been adjusted to give effect to pro forma events that are: (1) directly attributable to the Transactions; (2) factually supportable; and (3) with respect to the statement of comprehensive loss, expected to have a continuing impact on the combined results. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma interim condensed financial information have been made, as further described in the accompanying notes.

The unaudited pro forma interim condensed financial information is derived from and should be read in conjunction with:

•	IMC's historical audited financial statements for the period ended June 30, 2026; and
•	the historical financial statements of IMC Holdings for the period ended June 30, 2026.

The amounts in the historical financial statements and in the unaudited pro forma interim condensed statement of financial position of IMC and IMC Holdings are presented in Canadian dollars, the Company’s reporting currency.

The allocation of the purchase consideration and presentation reflected in the unaudited pro forma interim condensed combined financial information are based on preliminary estimates of the effects of the Transactions, including the assets transferred and liabilities retained or assumed, and remain subject to revision as additional information becomes available.

The unaudited interim pro forma condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of IMC’s actual financial position or results of operations that would have resulted had the Transactions been consummated on the dates indicated, nor are they necessarily indicative of the results of operations which may be realized in the future. Furthermore, the unaudited pro forma interim condensed financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the transaction.

UNAUDITED PRO FORMA INTERIM CONDENSED STATEMENT OF FINANCIAL POSITION

As of June 30, 2026
(Canadian dollars in thousands)

	IM Cannabis Corp.	IMC Holding Ltd.	Transaction Accounting Adjustments	Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$1,617	$(407)	$-	$1,210
Restricted cash deposit	124	-	-	124
Trade receivables	6,858	(1,886)	-	4,972
Other current assets	4,848	(2,483)	-	2,365
Inventory	2,857	(1,192)	-	1,665

Total Current Assets	16,304	(5,968)	-	10,336

Non-current assets:
Investments in affiliate	1,975	(1,975)	-	-
Property, plant and equipment, net	3,652	(3,236)	-	416
Intangible assets, net	458	-	-	458
Goodwill	2,073	-	-	2,073
Right-of-use assets, net	230	(140)	-	90

Total Non-current Assets	8,388	(5,351)	-	3,037

Total Assets	$24,692	$(11,319)	-	$13,373

Liabilities
Current liabilities:
Current maturities of operating lease liabilities	$174	$(96)	$-	$78
Trade payables	8,472	(2,195)	-	6,277
Other current liabilities	7,728	(4,748)	-	2,980
Overdraft and credit from bank institutions and others	11,404	(7,057)	-	4,347
Convertible debentures	-	-	-	-
Convertible promissory notes	1,576	-	-	1,576
Derivative warrants liabilities and prefunded warrants	12	-	-	12

Total Current liabilities	29,366	(14,096)	-	15,270

Non-current liabilities:
Operating lease liabilities	17	(12)	-	5
Credit from bank institutions and others	661	-	-	661
Deferred tax liabilities	277	(258)	-	19

Total Non-current liabilities	955	(270)	-	685

Total Liabilities	$30,321	$(14,366)	$-	$15,955

Shareholders’ Deficit:
Share capital and premium	$274,847	$(46,889)	$-	$227,958
Capital reserve from share-based payment transactions	475	-	-	475
Amount received on account of financial instrument and other	2,062	-	-	2,062
Capital reserve from translation differences of foreign operations	(3,345)	-	-	(3,345)
Capital reserve from transaction with non-controlling interests	(2,872)	-	-	(2,872)
Capital reserve from transaction with controlling shareholder	33	-	-	33
Accumulated deficit	(276,739)	49,936	-	(226,803)
	(5,539)	3,047	-	(2,492)
Non-controlling interests	(90)	-	-	(90)

Total Shareholders’ Deficit:	(5,629)	3,047	-	(2,582)

Total Liabilities and Shareholders’ Deficit	$24,692	$(11,319)	-	$13,373

UNAUDITED PRO FORMA INTERIM CONDENSED STATEMENT OF COMPREHENSIVE LOSS

For the six months ended June 30, 2026
(Canadian dollars in thousands)

	IM Cannabis Corp.	IMC Holding Ltd.	Transaction Accounting Adjustments		Pro Forma
Revenues	$16,268	$(8,466)	$-		$7,802

Cost of goods sold	13,344	(7,389)	-		5,955

Gross profit (loss)	2,924	(1,077)	-		1,847

General and administrative expenses	3,764	(1,939)	316	3(a)	2,141
Sales and marketing	2,926	(551)	-		2,375

Operating profit (loss)	(3,766)	1,413	(316)		(2,669)

Finance expenses, net	(3,174)	1,564	-		(1,610)

Profit (loss) before income taxes	(6,940)	2,977	(316)		(4,279)
Income tax benefit	(88)	-	-		(88)

Net loss	(6,852)	2,977	(316)		(4,191)
Attributable to:
Equity holders of the Company	(6,638)	2,977	(316)		(3,977)
Non-controlling interests	(214)	-	-		(214)

	(6,852)	2,977	(316)		(4,191)

Weighted average number of shares (basic and diluted)	7,753,651				7,753,651

Basic and diluted loss per share attributable to equity holders of the Company	$(0.85)				$(0.51)

UNAUDITED PRO FORMA INTERIM CONDENSED STATEMENT OF COMPREHENSIVE LOSS

For the year ended December 31, 2025
(Canadian dollars in thousands)

	IM Cannabis Corp.	IMC Holding Ltd.	Transaction Accounting Adjustments		Pro Forma
Revenues	$54,731	$(36,132)	$-		$18,599

Cost of goods sold	45,045	(30,756)	-		14,289

Gross profit (loss)	9,686	(5,376)	-		4,310

General and administrative expenses	9,516	(4,889)	2,737	3(b)	7,364
Sales and marketing	5,356	(1,139)	-		4,217
Other expenses	6,387	(997)	-		5,390
Share-based compensation	14	-	-		14

Operating profit (loss)	(11,587)	1,649	(2,737)		(12,675)

Finance expenses, net	(71)	(2,759)	-		(2,830)

Profit (loss) before income taxes	(11,658)	(1,110)	(2,737)		(15,505)
Income tax benefit (expense)	(92)	-	-		(92)

Net loss	(11,750)	(1,110)	(2,737)		(15,597)
Attributable to:
Equity holders of the Company	(11,319)	(1,110)	(2,737)		(15,166)
Non-controlling interests	(431)	-	-		(431)

	(11,750)	(1,110)	(2,737)		(15,597)

Weighted average number of shares (basic and diluted)	4,241,321				4,241,321

Basic and diluted loss per share attributable to equity holders of the Company	$(2.67)				$(3.58)

NOTES TO UNAUDITED PRO FORMA INTERIM CONDENSED FINANCIAL STATEMENT

NOTE 1- BASIS OF PRESENTATION

The accompanying unaudited pro forma interim condensed financial statements have been prepared in accordance with Article 11 of Regulation S-X to illustrate the effects of the Transactions, and are not necessarily indicative of the financial position or results of operations that would have occurred had the transactions described above had been completed on the dates assumed, nor is it indicative of future results of operations of the Company.

The unaudited pro forma interim condensed statement of financial position as of June 30, 2026, gives effect to the Transactions as if they had occurred on June 30, 2026. The unaudited pro forma interim condensed statements of comprehensive loss for the six months ended June 30, 2026, gives effect to the Transactions as if they had occurred on January 1, 2026.

The allocation of the consideration reflected in the unaudited pro forma interim condensed financial information is considered preliminary subject to change as additional information becomes available, including the final valuation and reconciliation of the assets purchased, including tangible and intangible assets, liabilities assumed. Differences between these preliminary estimates and the final purchase accounting may occur, and these differences could be material.

The unaudited pro forma interim condensed statement of financial position as of June 30, 2026, has been prepared using, and should be read in conjunction with, the following:

●
The Company’s unaudited consolidated statement of financial position as of June 30, 2026, and the related notes, included as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished with the U.S. Securities and Exchange Commission on August 13, 2026.

The unaudited pro forma interim condensed statement of comprehensive loss for the six months ended June 30, 2026, have been prepared using, and should be read in conjunction with, the following:

●
The Company’s unaudited interim consolidated statement of comprehensive loss for the six months ended June 30, 2026, and the related notes, included as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished with the U.S. Securities and Exchange Commission on August 13, 2026.

Information has been prepared based on these preliminary estimates, and the final amounts recorded may differ materially from the information presented. The unaudited pro forma interim condensed financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. The Company believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma interim condensed financial information.

The unaudited pro forma interim condensed financial information does not necessarily reflect what the Company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma interim condensed financial information also may not be useful in predicting the future financial condition and results of operations of the Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

NOTE 2 – TRANSACTIONS CONSIDERATION

On August 16, 2026, IMC entered into a Share Purchase Agreement with Slil and IMC Holdings, pursuant to which IMC agreed to sell to Slil all of the issued and outstanding shares of IMC, representing 100% of the equity interests of IMC Holdings on a fully diluted basis. Prior to and as a condition precedent to closing, IMC Holdings is required to complete the Reorganization, following which the only material assets of IMC Holdings will be its direct or indirect equity interests in Adjupharm GmbH, Xinteza API Ltd. and Shiran Societe Anonyme, and the Israeli operations will be transferred to IMC or a designated wholly-owned subsidiary of IMC.

The purchase consideration under the Share Purchase Agreement also includes C$3,000,000 advance payment made by Purchaser and, as reflected in the Share Purchase Agreement, and the Purchaser's assumption of certain retained liabilities; all, in an aggregate amount of approximately C$12,400,000, in each case as further described in the accompanying notes and the transaction documents.

NOTE 3 – PRO FORMA ADJUSTEMENTS

The following describes the pro forma adjustments related to the Transactions, that have been made in the accompanying unaudited pro forma interim condensed statements of comprehensive loss for the six months ended June 30, 2026, giving effect to the Transactions as if they had been consummated at the beginning of the period presented, and in the accompanying unaudited pro forma interim condensed financial position as of June 30, 2026, giving effect of the Transactions as if they had occurred on June 30, 2026, all of which are based on preliminary estimates that could change significantly as additional information is obtained:

(a)
Represents expenses in the amount of C$316 thousand previously provided by IMC Holding to the Company that were previously eliminated in the consolidated financial statements under the previously consolidated financials.

(b)
Represents expenses in the amount of C$2,737 thousand previously provided by IMC Holding to the Company that were previously eliminated in the consolidated financial statements under the previously consolidated financials.

All pro forma adjustments are directly attributable to the Transactions. With respect to pro forma adjustments related to the pro forma income statement, only adjustments that are expected to have a continuing effect on our financial statements are reflected. For instance, the pro forma financial information does not reflect any integration expenses that may be incurred in connection with the Transactions.

Only adjustments that are factually supportable and that can be estimated reliably are taken into account. For instance, the pro forma financial information does not reflect any cost savings potentially realizable from the elimination of some expenses or from cost savings. The unaudited pro forma consolidated financial information does not reflect any special items such as impairments pursuant to contractual change-of-control provisions or integration costs that may be incurred as a result of the Transactions.

NOTE 4 - BASIC AND DILUTED PROFIT PER SHARE

Net loss per share calculated using the historical weighted average shares outstanding after taking into account the issuance of any additional IMC common shares in connection with the reorganization, assuming such shares were outstanding since January 1, 2026. As the transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the transactions have been outstanding for the entire periods presented.

For the six months ended June 30, 2026
(C$ in thousands)

	IM Cannabis Corp.	IMC Holding Ltd.	Transaction Accounting Adjustments	Pro Forma
Pro forma net loss (in thousands)	6,852	(2,977)	316	4,191
Weighted average outstanding shares (basic and diluted)	7,753,651			7,753,651
Basic and diluted loss per ordinary share attributable to equity holders of IMC	$0.85			$0.51